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PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 1, 1998)

                         EQUITY OFFICE PROPERTIES TRUST

     The following paragraph supplements the "Plan of Distribution" section contained in the accompanying Prospectus dated October 1, 1998:

          4,000,000 of Offered Shares are being sold to Goldman Sachs International ("GSI") for $24.50 per share as part of a transaction in which GSI is also purchasing from BRE/Worldwide L.L.C. for $32,590,538.50 a put option exercisable for 6,861,166 Common Shares at $29.049 per Common Share (the "Put Option"), which Put Option was issued to BRE/Worldwide L.L.C. by the Company. GSI and its affiliate Goldman, Sachs & Co. ("GS&Co.") are also purchasing 540,423 and 225,000 Offered Shares, respectively, for $23.95 per share from the South Dakota Retirement System (225,000 and 535,295 Offered Shares, respectively to GS&Co. and GSI) and the South Dakota Cement Plant Retirement Fund (5,128 Offered Shares to
     GSI). GSI may resell the Offered Shares from time to time to hedge the Put Option and may otherwise dispose of the Offered Shares as described under "Plan of Distribution" in the accompanying Prospectus. GS&Co. may dispose of the Offered Shares from time to time as described under "Plan of Distribution" in the accompanying Prospectus. The Company has agreed to indemnify GSI and GS&Co. to the same extent as the Selling Shareholders as described under "Plan of Distribution" in the accompanying Prospectus. GS&Co. has provided investment banking and financial advisory services to the Company in the ordinary course of business for which it has received customary compensation.

     All capitalized and undefined terms used in this Prospectus Supplement have the meanings assigned to them in the accompanying Prospectus.

October 1, 1998